UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42445

Leishen Energy Holding Co., Ltd.

(Translation of registrant’s name into English)

No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of the 2026 Annual General Meeting of Shareholders

On January 29, 2026, Leishen Energy Holding Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) in Beijing, China. The shareholders voted on the following matters:

On January 29, 2026, Leishen Energy Holding Co., Ltd. (the “Company”) held the Annual General Meeting (the “AGM”) at 9:00 P.M. (Beijing time and date) at No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China. On January 14, 2026 (the “Record Date”), the record date for the AGM, there were 4,315,000 Class A Ordinary Shares and 12,710,000 Class B Ordinary Shares outstanding and entitled to vote at the AGM. Each Class A Ordinary Share is entitled to one (1) vote on each proposal at the Meeting and each Class B Ordinary Share is entitled to twenty-five (25) votes on each proposal at the Meeting. At the Meeting, the combined holders of 15,515,637.60 shares entitled to notice of and to vote at the Meeting were represented by proxy, representing approximately 91.13% of the outstanding shares, and therefore a quorum pursuant to the Company’s articles of association was present for the transaction of business at the Meeting.

The final results for each of the matters considered at the Meeting were as follows:

Proposal 1:

As an ordinary resolution, to re-appoint Hongqi Li as a director of the Company to serve on the Company’s board of directors (the “Board”) until their office is otherwise vacated or they are removed by ordinary resolution:

Votes For	Votes Against	Abstentions
320,555,332.00	303.50	2.00

As an ordinary resolution, to re-appoint Hongliang Li as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution:

Votes For	Votes Against	Abstentions
320,555,329.00	303.50	5.00

As an ordinary resolution, to re-appoint Lufeng Cheng as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution:

Votes For	Votes Against	Abstentions
320,555,324.00	310.50	3.00

As an ordinary resolution, to re-appoint Jingping Sun as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution:

Votes For	Votes Against	Abstentions
320,555,325.00	309.50	2.00

As an ordinary resolution, to appoint Bin Dong as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution:

Votes For	Votes Against	Abstentions
320,555,329.00	303.50	5.00

The affirmative vote of the holders of a simple majority of the votes cast at the Meeting was required for approval of Proposal 1. The proposals for the reappointment of each of the director nominees above were approved.

Proposal 2:

As ordinary resolutions, to re-appoint Wei, Wei & Co., LLP (“Wei Wei”), as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2026; to ratify the appointment of Wei Wei as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2025; and to authorize the board of directors of the Company (the “Board of Directors”) to determine their compensation.

Votes For	Votes Against	Abstentions
320,555,635.00	0.50	2.00

The affirmative vote of the holders of a simple majority of the votes cast at the Meeting was required for approval of Proposal 2. The proposal was approved.

Proposal 3:

As special resolutions, to approve the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company to correct a technical error in the Company’s authorized share capital by increasing the authorized share capital from US$50,000 divided into 50,000,000 shares of a par value of US$0.001 each to US$500,000 divided into 500,000,000 shares of a par value of US$0.001 each, while maintaining the par value of each share at US$0.001 and without any change to the Company’s issued share capital or the rights attaching to any class of shares, and to authorize any director or officer of the Company to take all actions and execute all documents necessary or desirable to give effect thereto.

Votes For	Votes Against	Abstentions
320,555,616.00	9.80	11.80

The affirmative vote of the holders of a majority of not less than two-thirds of the votes cast at the Meeting was required for approval of Proposal 3. The proposal was approved.

A copy of the Company’s Second Amended and Restated Memorandum and Articles of Association, which will be filed with Cayman Islands registrar in the coming days, is attached hereto as Exhibit 3.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leishen Energy Holding Co., Ltd.

Date: January 29, 2026	By:	/s/ Hongqi Li
Hongqi Li
Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit Number	Description
3.1	Second Amended and Restated Memorandum and Articles of Association